July 10, 2008
VIA EDGAR
Jeffrey Gordon
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re	Landec Corporation Form 8-K Item 4.01 filed June 11, 2008 Form 8-K/A Item 4.01 filed June 25, 2008 File No. 0-27446
Dear Mr. Gordon:
On behalf of Landec Corporation (“Landec or the “Company”), we are responding to the staff’s letter dated June 30, 2008 relating to Landec’s Form 8-K filed June 11, 2008 and Form 8-K/A filed June 25, 2008. For the staff’s convenience, we have repeated the staff’s comments below in bold face type before each of our responses.
General
1.     We note your statement in which you state this amended current report on Form 8-K is being filed to include the letter from your former accountant. Please note that all disclosure requirements set forth in Item 304 of Regulation S-K must be explicitly met in each Item 4.01 Form 8-K. Please amend the report to include all of the information required by Item 304 of Regulation S-K.
Response: Item 4.01 of the Form 8-K filed on June 11, 2008 addresses the disclosure requirements of Item 304 of Regulation S-K. The Form 8-K/A filed on June 25, 2008 amends Item 4.01 of the Form 8-K in only two respects. First, as required, it includes as Exhibit 16.2, a copy of the letter received from McGladrey & Pullen, LLP (“McGladrey”), the Company’s former independent registered public accounting firm, stating McGladrey’s response to the disclosure contained in the Form 8-K. Second, the Form 8-K/A indicates that the Company has determined not to formally provide written submissions to the Office of the Chief Accountant of the Securities and Exchange Commission regarding certain accounting issues raised by McGladrey as previously reported in the Form 8-K.
The Company’s position is that by including only the two additional items in the Form 8-K/A, as opposed to “amending and restating” the entire Item 4.01 disclosure from the Form 8-K (which included the Item 304 disclosure), the disclosure makes clearer to investors what changes have been made to the Form 8-K. In addition, we are aware of numerous Form 8-K/As available on EDGAR relating to amendments to Item 4.01 disclosure which have followed this same convention.
2.     To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.
Response: As noted in response to Comment 1 above, the Company’s position is that there is no need to make any changes to the Form 8-K/A, and therefore an updated Exhibit 16 letter from McGladrey would not be required. The Company believes that, in any event, McGladrey would have no basis to agree or disagree with the new disclosure that appears in Item 4.01 of the Form 8-K/A.
Please call the undersigned at (415) 315-6364 if you have any questions.

Very truly yours,
/s/ Geoffrey P. Leonard
Geoffrey P. Leonard

cc:	Gregory S. Skinner